Exhibit 11

Statement  of Computation of Per Share Earnings

In the three months and six months ended June 30, 2020 and 2019, FutureFuel computed earnings per share using the treasury method.

The composition of basic and diluted earnings per share were as follows:

(Dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Numerator:
Net income	$15,159	$3,687	$34,202	$9,186
Numerator for diluted earnings per share	$15,159	$3,687	$34,202	$9,186
Denominator:
Weighted average shares outstanding – basic	43,743,243	43,743,243	43,743,243	43,743,243
Effect of dilutive securities:
Stock options and other awards	497	-	248	2,866
Weighted average shares outstanding – diluted	43,743,740	43,743,243	43,743,491	43,746,109

Basic earnings per share	$0.35	$0.08	$0.78	$0.21
Diluted earnings per share	$0.35	$0.08	$0.78	$0.21